UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.  )


                             United EcoEnergy Corp.


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    910203108
                                 (CUSIP Number)


                                 October 3, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910203108

--------------------------------------------------------------------------------
1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Roadrunner Capital Group, LLC
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization

      New Jersey
--------------------------------------------------------------------------------
Number of           5)    Sole Voting Power
Shares
Beneficially              1,000,000 (a)
Owned by            ------------------------------------------------------------
Each                6)    Shared Voting Power
Reporting
Person With               -0-
                    ------------------------------------------------------------
                    7)    Sole Dispositive Power

                          1,000,000
                    ------------------------------------------------------------
                    8)    Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,000,000 (a)
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9

      9.5%
--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

(a) Roadrunner Capital Group LLC ("Roadrunner") has the right to purchase up to 6,715,760 shares of common stock of United EcoEnergy Corp. ("Issuer") pursuant to an option agreement between Roadrunner and Enterprise Partners LLC ("Enterprise"). Although Roadrunner has sole voting and dispositive control of the shares upon purchase, Chris Messalas as the Managing Member of Roadrunner may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Roadrunner from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised.

CUSIP No. 910203108

--------------------------------------------------------------------------------
1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      Leaddog Capital L.P.
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3)    SEC Use Only


--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number of           5)    Sole Voting Power
Shares
Beneficially              2,000,000 (b)
Owned by            ------------------------------------------------------------
Each                6)    Shared Voting Power
Reporting
Person With               -0-
                    ------------------------------------------------------------
                    7)    Sole Dispositive Power

                          2,000,000
                    ------------------------------------------------------------
                    8)    Shared Dispositive Power

                          -0-
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,000,000 (b)
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9

      6.1%
--------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      PN
--------------------------------------------------------------------------------

(b) Leaddog Capital L.P. ("Leaddog") has the right to purchase up to 2,000,000 shares of common stock of United EcoEnergy Corp. ("Issuer") pursuant to an option agreement between Leaddog and Enterprise Partners LLC ("Enterprise"). Although Leaddog has sole voting and dispositive control of the shares upon purchase, Chris Messalas as CEO and President of Leaddog and Joseph B. LaRocco as Managing Director of Leaddog may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Leaddog from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised.

ITEM 1.

(A)   NAME OF ISSUER

      United EcoEnergy Corp.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      409 Brevard Avenue, Cocoa, FL 32922

ITEM 2.

(A)   NAME OF PERSONS FILING

      Roadrunner Capital Group, LLC      New Jersey
      Leaddog Capital, L.P.              Delaware

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      48 Wall Street, Suite 1100, New York, NY 10005

(C)   CITIZENSHIP

      Roadrunner Capital Group, LLC      New Jersey
      Leaddog Capital, L.P.              Delaware

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock

(E)   CUSIP NUMBER

      910203108

ITEM 3.

      Not Applicable.

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

      --------------------------------------------------------------------------
                                               Roadrunner        Leaddog
      --------------------------------------------------------------------------
      (a)    Beneficial Ownership              1,000,000         2,000,000
      --------------------------------------------------------------------------
      (b)    Percentage of Class               9.5%              6.1%
      --------------------------------------------------------------------------
      (c)    Sole Voting Power                 1,000,000         2,000,000
      --------------------------------------------------------------------------
             Shared Voting Power               -0-               -0-
      --------------------------------------------------------------------------
             Sole Dispositive Power            1,000,000         2,000,000
      --------------------------------------------------------------------------
             Shared Dispositive Power          -0-               -0-
      --------------------------------------------------------------------------

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      See Item 4.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: October 3, 2008


                                         By:  /s/ Chris Messalas
                                              ----------------------------------
                                              Name:  Chris Messalas
                                              Title: CEO and President


EXHIBITS

A:    Joint Filing Statement

                                    Exhibit A

                            Agreement of Joint Filing

      We, the undersigned, hereby express our agreement that the attached
Schedule 13G is filed on behalf of us.

Date October 3, 2008

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Roadrunner Capital Group, LLC


By: /s/ Chris Messalas
    --------------------------------------
    Chris Messalas, Managing Member


Leaddog Capital L.P. by its General
Partner Leaddog Capital Partners, Inc.


By: /s/ Chris Messalas
    --------------------------------------
    Chris Messalas, CEO and President